January 25, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC   20549

The Everest Fund, L.P.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 31, 2017               File No. 0-17555
Response dated January 11, 2018
Financial Statements

To: Mr. Robert F. Telewicz, Jr, Branch Chief
Mr. Howard J. Efron, Senior Staff Accountant
Office of Real Estate & - Commodities
Securities and Exchange Commission


Reply to the resent comment letter dated
January 11, 2018


Dear Mr. Robert F. Telewicz, Jr. and Mr. Howard Efron,

The Everest Fund, L.P. will comply with the SEC request to amend the filing on Form 10-K and include financial statements for the 2015 periods which have been audited by a PCAOB registered auditor.



Very truly yours,




Peter Lamoureux
President
The Everest Fund, L.P.